UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **July 26, 2006**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On July 26, 2006, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the first quarter of fiscal year 2007. The Company held a conference call at 4:30 p.m. CDT on the same date to discuss this information further. Interested parties were invited to listen to the call, which was broadcasted via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map (June 30, 2006), and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release also reports the non-GAAP measure of free cash flow. Free cash flow, as the Company has historically reported it, is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. While free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management has historically used this measure as a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs. The Company intends to focus on free cash flow available to equity, instead of its previously reported free cash flow, since management believes free cash flow available to equity is a superior measure.

The attached press release utilizes a non-GAAP measure of free cash flow available to equity. Free cash flow available to equity is defined as operating cash flow less cash used by investing activities (excluding the impact of cash paid acquisitions), less required payments of debt (total debt payments excluding payments on the line of credit). The Company's management believes that this measure of free cash flow available to equity is superior to the previously reported free cash flow, since it represents the amount of money available for the Company's discretionary spending after funding all required obligations including scheduled debt payments, and it therefore provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases (beginning balance + ending balance)/2 times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Return on invested capital for fiscal 2006, and for any four-quarter period including the quarter ended September 30, 2005, also excludes the impact of certain

unusual charges recorded during the quarter ended September 30, 2005. Management believes that return on invested capital is useful because it provides investors with additional information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all financial capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity. A reconciliation of return on invested capital to return on assets is included as an attachment to the press release.

Adjusted U.S. operating margin, adjusted international operating margin, and adjusted return on assets are also non-GAAP measures since they exclude unusual charges for the quarter ended September 30, 2005. These charges are excluded as unusual because they were not considered or anticipated when management set the Financial Road Map targets for fiscal 2006, and therefore management believes that it is appropriate to exclude these charges for purposes of comparison to the Financial Road Map. Furthermore, management believes this information will be useful to investors in assessing the Company's performance against the stated Road Map targets. A reconciliation of the adjusted operating margin to operating margin and a reconciliation of adjusted return on assets to return on assets is included as an attachment to the press release.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not mentioned in the attached press release, but may have been discussed during the conference call. EBITDA can be calculated directly from the financial statements by adding pre-tax income plus interest expense from the statement of operations plus depreciation and amortization from the cash flow statement. Management believes EBITDA is a useful measure of liquidity which may be used by investors to assess the Company's ongoing operations and liquidity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 8.01   Other Events.

During its quarterly conference call following the release of its first quarter earnings, which is available for replay on Acxiom's website, members of Acxiom Corporation's management made remarks addressing the proxy contest by VA Partners, LLC for the election of directors at Acxiom's 2006 annual shareholders meeting. A copy of the transcript of the conference call is attached hereto as Exhibit 99.2.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits.

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated July 26, 2006 announcing first quarter earnings for fiscal year 2007.
99.2	Transcript of the Company's first quarter fiscal year 2007 earnings conference call held on July 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 27, 2006

ACXIOM CORPORATION

By:___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated July 26, 2006 announcing first quarter earnings for fiscal year 2007.
99.2	Transcript of the Company's first quarter fiscal year 2007 earnings conference call held on July 26, 2006.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom Announces First-Quarter Results
Company Generates Best-Ever Q1 Revenue and Operating Income

LITTLE ROCK, Ark. — July 26, 2006 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the first quarter of fiscal 2007 ended June 30, 2006. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

Year over year, first-quarter earnings per diluted share increased 186 percent to $0.20. Consolidated net earnings for the quarter increased 168 percent to $17.8 million. First-quarter revenue totaled $336.7 million, representing an 8.5 percent increase over the same quarter last year.

"Our first-quarter results were strong and in line with our long-term Financial Road Map. These results reflect the growing strength of our company and the benefits from our ongoing initiatives to transform Acxiom," Company Leader Charles D. Morgan said. "Our first-quarter operating income increased 143 percent over the same quarter last year, and our overall revenue growth of 8.5 percent was led by a 9.8 percent increase in our services business. We are clearly on the right path operationally and will continue to stay focused on executing our priority initiatives to deliver superior financial performance."

Highlights of Acxiom's first-quarter performance include:

- Revenue of $336.7 million, up 8.5 percent from $310.3 million in the first quarter a year ago.
- Income from operations of $36.3 million, a 143 percent increase compared to $15.0 million in the first quarter last year.
- Pre-tax earnings of $29.2 million, up 173 percent from $10.7 million in the first quarter of fiscal 2006.
- Diluted earnings per share of $.20, a 186 percent increase compared to $.07 in the first quarter last year.
- Operating cash flow of $56.4 million and free cash flow available to equity of $11.9 million. The free cash flow available to equity of $11.9 million is a non-GAAP financial

1

measure, and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.

- Services gross margin increased to 25.1 percent from 18.5 percent in the same quarter last year and from 23.7 percent in the sequential quarter ended March 31, 2006.
- Computer and related expense continued to decline as a percentage of revenue. This key performance metric fell to 21.7 percent versus 25.0 percent in the first quarter last year.
- Share repurchases for the quarter were approximately 576,000 shares for a total value of approximately $13.9 million.

"Our revenue and operating income are record results for the first fiscal quarter," Morgan continued. "We are pleased with our performance in the first quarter, but we believe we have considerable opportunity to improve operating performance and deliver additional growth through execution of our long-term strategies."

Morgan noted that Acxiom recently completed new contracts with General Motors Corporation; AutoNation, Inc.; Unilever; Yellow Book USA; AccuData and Southern Progress Corporation."

Outlook

The Company's expectations are communicated in the Financial Road Map, which includes a chart summarizing the one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals. Acxiom's current Financial Road Map has been updated to reflect changes to the free cash flow definition and reflects the Company's current expectations for fiscal year 2007, and the long-term goals reflect expected performance in fiscal 2010.

These financial projections are based on the assumptions and limitations set forth in the Financial Road Map. These projections are forward looking, and actual results may differ materially. These projections may be impacted by mergers, acquisitions, divestitures or other business combinations that may be completed in the future as well as the other factors set forth below.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the Company is continuing to experience continued improvement and momentum in financial performance, that we expect that continued focus on expense controls will lead to continued improvement in operating margins, that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics referred to in the Financial Road Map attached to this release will be within the estimated ranges; that the company has identified categories of opportunity that provide upside to the ranges of the Financial Road

Map, that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that due to issues attendant to the current proxy contest clients may attempt to reduce the amount of business they do with the Company; the possibility that a significant disruption to the business of the Company may result from the current proxy contest; the possibility that in the event that a change of control was sought that certain of the clients of the Company would invoke certain provisions in their contracts resulting in a decline in the revenue and profit of the company; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that the historical seasonality of our business may change; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their

global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program. With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Three Months Ended June 30, | | | |
| | | | $ | % |
	2006	2005	Variance	Variance
Revenue:				
Services	261,892	238,499	23,393	9.8%
Data	74,813	71,772	3,041	4.2%
Total revenue	336,705	310,271	26,434	8.5%
Operating costs and expenses:				
Cost of revenue				
Services	196,073	194,349	1,724	0.9%
Data	49,572	48,885	687	1.4%
Total cost of revenue	245,645	243,234	2,411	1.0%
Services gross margin	25.1%	18.5%		
Data gross margin	33.7%	31.9%		
Total gross margin	27.0%	21.6%		
Selling, general and administrative	54,745	53,700	1,045	1.9%
Gains, losses and nonrecurring items, net	-	(1,637)	1,637	0.0%
Total operating costs and expenses	300,390	295,297	5,093	1.7%
Income from operations	36,315	14,974	21,341	142.5%
Other income (expense):				
Interest expense	(7,769)	(5,162)	(2,607)	50.5%
Other, net	647	891	(244)	(27.4%)
Total other income (expense)	(7,122)	(4,271)	(2,851)	66.8%
Earnings before income taxes	29,193	10,703	18,490	172.8%
Income taxes	11,385	4,064	7,321	180.1%
Net earnings	17,808	6,639	11,169	168.2%
Earnings per share:				
Basic	0.20	0.07	0.13	185.7%
Diluted	0.20	0.07	0.13	185.7%

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended			
	June 30, 2006	March 31, 2006	$ Variance	% Variance
Revenue:				
Services	261,892	257,591	4,301	1.7%
Data	74,813	86,752	(11,939)	(13.8%)
Total revenue	336,705	344,343	(7,638)	(2.2%)
Operating costs and expenses:				
Cost of revenue				
Services	196,073	196,428	(355)	(0.2%)
Data	49,572	52,142	(2,570)	(4.9%)
Total cost of revenue	245,645	248,570	(2,925)	(1.2%)
Services gross margin	25.1%	23.7%		
Data gross margin	33.7%	39.9%		
Total gross margin	27.0%	27.8%		
Selling, general and administrative	54,745	51,642	3,103	6.0%
Gains, losses and nonrecurring items, net	-	(456)	456	(100.0%)
Total operating costs and expenses	300,390	299,756	634	0.2%
Income from operations	36,315	44,587	(8,272)	(18.6%)
Other income (expense):				
Interest expense	(7,769)	(7,531)	(238)	3.2%
Other, net	647	135	512	379.3%
Total other income (expense)	(7,122)	(7,396)	274	(3.7%)
Earnings before income taxes	29,193	37,191	(7,998)	(21.5%)
Income taxes	11,385	14,132	(2,747)	(19.4%)
Net earnings	17,808	23,059	(5,251)	(22.8%)
Earnings per share:				
Basic	0.20	0.27	(0.07)	(25.9%)
Diluted	0.20	0.26	(0.06)	(23.1%)

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended | | |
	June 30, 2006	June 30, 2005	March 31, 2006
Basic earnings per share:			
Numerator - net earnings	17,808	6,639	23,059
Denominator - weighted-average shares outstanding	88,155	91,044	86,981
Basic earnings per share	0.20	0.07	0.27
Diluted earnings per share:			
Numerator - net earnings			
Net earnings	17,808	6,639	23,059
Denominator:			
Weighted-average shares outstanding	88,155	91,044	86,981
Dilutive effect of common stock options, warrants and restricted stock	2,268	2,752	2,855
	90,423	93,796	89,836
Diluted earnings per share	0.20	0.07	0.26

ACXIOM CORPORATION AND SUBSIDIARIES
RESULTS BY SEGMENT
(Unaudited)
(Dollars in thousands)

For the Three Months Ended

Revenue:	June 30, 2006	June 30, 2005	March 31, 2006
US services & data	291,419	265,434	295,795
International services & data	45,286	44,837	48,548
Total revenue	336,705	310,271	344,343
US supplemental information:			
Services & data excluding IT mgmt	201,242	178,632	206,853
IT management services	90,177	86,802	88,942
	291,419	265,434	295,795
International supplemental information:			
Services & data excluding IT mgmt	45,286	44,837	48,548
Income from operations:			
US services & data	35,950	14,717	40,794
International services & data	365	(1,380)	3,337
Corporate & other	0	1,637	456
Total income from operations	36,315	14,974	44,587
Margin:			
US services & data	12.3%	5.5%	13.8%
International services & data	0.8%	-3.1%	6.9%
Total margin	10.8%	4.8%	12.9%

ACXIOM CORPORATION AND SUBSIDIARIES
DATA REVENUE AND COST OF DATA SUPPLEMENTAL SCHEDULE
(Unaudited)
(Dollars in thousands)

For the Three Months Ended

	June 30, 2006	June 30, 2005	$ Variance	% Variance	March 31, 2006	$ Variance	% Variance
Data	54,530	53,218	1,312	2.5%	66,176	(11,646)	(17.6%)
Passthrough data	20,283	18,554	1,729	9.3%	20,576	(293)	(1.4%)
Total data revenue	74,813	71,772	3,041	4.2%	86,752	(11,939)	(13.8%)
Cost of data revenue:							
Data	29,289	30,331	(1,042)	(3.4%)	31,566	(2,277)	(7.2%)
Passthrough data	20,283	18,554	1,729	9.3%	20,576	(293)	(1.4%)
Total cost of data	49,572	48,885	687	1.4%	52,142	(2,570)	(4.9%)
Margin:							
Data	46.3%	43.0%			52.3%		
Passthrough data	0.0%	0.0%			0.0%		
Total data	33.7%	31.9%			39.9%		

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	June 30, 2006	March 31, 2006	$ Variance	% Variance
Assets				
Current assets:				
Cash and cash equivalents	4,163	7,705	(3,542)	(46.0%)
Trade accounts receivable, net	264,933	261,624	3,309	1.3%
Deferred income taxes	24,517	24,587	(70)	(0.3%)
Other current assets	45,204	44,937	267	0.6%
Total current assets	338,817	338,853	(36)	(0.0%)
Property and equipment	685,515	662,948	22,567	3.4%
Less - accumulated depreciation and amortization	353,633	329,177	24,456	7.4%
Property and equipment, net	331,882	333,771	(1,889)	(0.6%)
Software, net of accumulated amortization	41,313	45,509	(4,196)	(9.2%)
Goodwill	477,291	472,401	4,890	1.0%
Purchased software licenses, net of accumulated amortization	161,814	155,518	6,296	4.0%
Unbilled and notes receivable, excluding current portions	17,188	19,139	(1,951)	(10.2%)
Deferred costs, net	116,651	112,817	3,834	3.4%
Data acquisition costs	38,712	40,828	(2,116)	(5.2%)
Other assets, net	21,379	21,662	(283)	(1.3%)
	1,545,047	1,540,498	4,549	0.3%
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term obligations	96,701	93,518	3,183	3.4%
Trade accounts payable	41,905	44,144	(2,239)	(5.1%)
Accrued payroll and related expenses	27,487	32,139	(4,652)	(14.5%)
Other accrued expenses	79,345	81,428	(2,083)	(2.6%)
Deferred revenue	112,313	123,916	(11,603)	(9.4%)
Income taxes	9,759	4,845	4,914	101.4%
Dividends payable	4,403	-	4,403	-
Total current liabilities	371,913	379,990	(8,077)	(2.1%)
Long-term obligations:				
Long-term debt and capital leases, net of current installments	345,992	353,692	(7,700)	(2.2%)
Software and data licenses, net of current installments	28,854	22,723	6,131	27.0%
Total long-term obligations	374,846	376,415	(1,569)	(0.4%)
Deferred income taxes	77,735	77,916	(181)	(0.2%)
Commitments and contingencies				
Stockholders' equity:				
Common stock	10,985	10,946	39	0.4%
Additional paid-in capital	685,086	677,026	8,060	1.2%
Unearned stock-based compensation	(1,736)	(1,941)	205	(10.6%)
Retained earnings	423,683	410,278	13,405	3.3%
Accumulated other comprehensive loss	8,637	2,205	6,432	291.7%
Treasury stock, at cost	(406,102)	(392,337)	(13,765)	3.5%
Total stockholders' equity	720,553	706,177	14,376	2.0%
	1,545,047	1,540,498	4,549	0.3%

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended June 30,	
	2006	2005
Cash flows from operating activities:		
Net earnings	17,808	6,639
Non-cash operating activities:		
Depreciation and amortization	59,047	55,534
Loss (gain) on disposal or impairment of assets, net	(84)	43
Deferred income taxes	(233)	3,635
Non-cash stock compensation expense	553	298
Changes in operating assets and liabilities:		
Accounts receivable	(1,796)	17,297
Other assets	3,186	(17,945)
Accounts payable and other liabilities	(9,743)	917
Deferrred revenue	(12,388)	(4,942)
Net cash provided by operating activities	56,350	61,476
Cash flows from investing activities:		
Capitalized software	(5,719)	(5,673)
Capital expenditures	(217)	(2,929)
Cash collected from the sale and license of software	5,000	-
Deferral of costs	(16,887)	(16,192)
Payments received from investments	783	721
Net cash paid in acquisitions	-	(106,719)
Net cash used by investing activities	(17,040)	(130,792)
Cash flows from financing activities:		
Proceeds from debt	28,873	281,706
Payments of debt	(67,866)	(54,130)
Dividends paid	-	(4,432)
Sale of common stock	6,773	13,527
Acquisition of treasury stock	(11,965)	(160,354)
Tax benefit of stock options exercised	1,079	-
Net cash used by financing activities	(43,106)	76,317
Effect of exchange rate changes on cash	254	(297)
Net increase in cash and cash equivalents	(3,542)	6,704
Cash and cash equivalents at beginning of period	7,705	4,185
Cash and cash equivalents at end of period	4,163	10,889

Supplemental cash flow information:

Cash paid during the period for:		
Interest	7,830	4,397
Income taxes	5,268	190
Payments on capital leases and installment payment arrangements	18,905	19,929
Payments on software and data license liabilities	7,847	10,938
Other debt payments, excluding line of credit	1,711	1,357
Noncash investing and financing activities:		
Issuance of options for acquisition	-	7,541
Software licenses and maintenance acquired under software obligation	15,266	2,161
Acquisition of property and equipment under capital lease		
and installment payment arrangements	19,426	26,458
Construction and other financing	5,904	3,654

11

ACXIOM CORPORATION AND SUBSIDIARIES
FREE CASH FLOW DEFINITION

- There has been discussion over Acxiom's Free Cash Flow definition
- No single universally accepted definition of Free Cash Flow exists
- Acxiom's goal is to communicate Free Cash Flow available to equity vs. available for debt service
- Going forward calculation will continue to be transparent and consistent with an equity Free Cash Flow point of view

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF FREE CASH FLOW AVAILABLE TO EQUITY (Q1 FY07 Comparison)
AND RECONCILIATION TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Old	New	Change	
	06/30/06	06/30/06	$	%
Net cash provided by operating activities	56,350	56,350	-	0.0%
Less:				
Tax benefit of stock options and warrants	-	-	-	-
Subtotal	56,350	56,350	-	0.0%
Plus:				
Proceeds received from the disposition of operations	-	-	-	-
Proceeds received from the disposition of assets	-	-	-	-
Payments received from investments	-	783	783	-
Less:				
Capitalized software	(5,719)	(5,719)	-	0.0%
Capital expenditures	(217)	(217)	-	0.0%
Deferral of costs	(16,887)	(16,887)	-	0.0%
Payments on capital leases and installment payment arrangements	-	(18,905)	(18,905)	-
Payments on software and data license liabilities	-	(7,847)	(7,847)	-
Other required debt payments	-	(1,711)	(1,711)	-
Subtotal	33,527	5,847	(27,680)	-82.6%
Plus:				
Tax benefit of stock options and warrants	1,079	1,079	-	0.0%
Subtotal	34,606	6,926	(27,680)	-80.0%
Plus:				
Cash collected from sale of software	5,000	5,000	-	0.0%
Total	39,606	11,926	(27,680)	-69.9%

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF FREE CASH FLOW AVAILABLE TO EQUITY (FY06 Comparison)
AND RECONCILIATION TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Old	New	Change	
	FY 2006	FY 2006	$	%
Net cash provided by operating activities	275,833	275,833	-	0.0%
Less:				
Tax benefit of stock options and warrants	-	(19,097)	(19,097)	-
Subtotal	275,833	256,736	(19,097)	-6.9%
Plus:				
Proceeds received from the disposition of operations	-	4,844	4,844	-
Proceeds received from the disposition of assets	5,123	5,123	-	0.0%
Payments received from investments	-	3,760	3,760	-
Less:				
Capitalized software	(21,903)	(21,903)	-	0.0%
Capital expenditures	(6,848)	(6,848)	-	0.0%
Deferral of costs	(70,454)	(70,454)	-	0.0%
Payments on capital leases and installment payment arrangements	-	(72,232)	(72,232)	-
Payments on software and data license liabilities	-	(29,069)	(29,069)	-
Other required debt payments	-	(9,302)	(9,302)	-
Subtotal	181,751	60,655	(121,096)	-66.6%
Plus:				
Tax benefit of stock options and warrants	-	19,097	19,097	-
Subtotal	181,751	79,752	(101,999)	-56.1%
Plus:				
Cash collected from sale of software	20,000	20,000	-	0.0%
Total	201,751	99,752	(101,999)	-50.6%

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF FREE CASH FLOW AVAILABLE TO EQUITY
AND RECONCILIATION TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06
Net cash provided by operating activities	61,476	44,785	95,414	74,158	275,833	56,350
Less:						
Tax benefit of stock options and warrants	-	-	-	(19,097)	(19,097)	-
Subtotal	61,476	44,785	95,414	55,061	256,736	56,350
Plus:						
Proceeds received from the disposition of operations	-	1,529	3,315	-	4,844	-
Proceeds received from the disposition of assets	-	3,613	1,510	-	5,123	-
Payments received from investments	721	41	2,093	905	3,760	783
Less:						
Capitalized software	(5,673)	(5,809)	(5,204)	(5,217)	(21,903)	(5,719)
Capital expenditures	(2,929)	(3,025)	(401)	(493)	(6,848)	(217)
Deferral of costs	(16,192)	(18,703)	(19,603)	(15,956)	(70,454)	(16,887)
Payments on capital leases and installment payment arrangements	(19,929)	(15,967)	(17,994)	(18,342)	(72,232)	(18,905)
Payments on software and data license liabilities	(10,938)	(5,328)	(7,344)	(5,459)	(29,069)	(7,847)
Other required debt payments	(1,357)	(2,434)	(1,715)	(3,796)	(9,302)	(1,711)
Subtotal	5,179	(1,298)	50,071	6,703	60,655	5,847
Plus:						
Tax benefit of stock options and warrants	-	-	-	19,097	19,097	1,079
Subtotal	5,179	(1,298)	50,071	25,800	79,752	6,926
Plus:						
Cash collected from sale of software	-	-	20,000	-	20,000	5,000
Total	5,179	(1,298)	70,071	25,800	99,752	11,926

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF FREE CASH FLOW (Old Format)
(Unaudited)
(Dollars in thousands)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06
Net cash provided by operating activities	61,476	44,785	95,414	74,158	275,833	56,350
Less:						
Tax benefit of stock options and warrants	-	-	-	-	-	--
Subtotal	61,476	44,785	95,414	74,158	275,833	56,350
Plus:						
Proceeds received from the disposition of operations	-	-	-	-	-	--
Proceeds received from the disposition of assets	-	3,613	1,510	--	5,123	-
Payments received from investments	-	-	-	-	-	--
Less:						
Capitalized software	(5,673)	(5,809)	(5,204)	(5,217)	(21,903)	(5,719)
Capital expenditures	(2,929)	(3,025)	(401)	(493)	(6,848)	(217)
Deferral of costs	(16,192)	(18,703)	(19,603)	(15,956)	(70,454)	(16,887)
Payments on capital leases and installment payment arrangements	--	-	-	-	-	-
Payments on software and data license liabilities	-	-	-	-	-	-
Other required debt payments	-	-	-	-	-	-
Subtotal	36,682	20,861	71,716	52,492	181,751	33,527
Plus:						
Tax benefit of stock options and warrants	-	-	-	-	-	1,079
Subtotal	36,682	20,861	71,716	52,492	181,751	34,606
Plus:						
Cash collected from sale of software	-	-	20,000	-	20,000	5,000
Total	36,682	20,861	91,716	52,492	201,751	39,606

16

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW AS REPORTED
(Unaudited)
(Dollars in thousands)

	FY 2005	FY 2006
Free cash flow as previously reported	158,962	201,751
Plus:		
Proceeds received from the disposition of operations	-	4,844
Payments received from investments	2,533	3,760
Subtotal free cash flow available for debt service	161,495	210,355
Less:		
Required payments of debt	94,105	110,603
Total free cash flow available to equity	67,390	99,752

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | 06/30/05 | 09/30/05 | 12/31/05 | 03/31/06 | FY2006 | 06/30/06 | Q1 FY06 to Q1 FY07 | | Q4 FY06 to Q1 FY07 | |
							%	$	%	$
Revenue:										
Services	238,499	253,193	263,266	257,591	1,012,549	261,892	9.8%	23,393	1.7%	4,301
Data	71,772	77,330	84,165	86,752	320,019	74,813	4.2%	3,041	-13.8%	(11,939)
Total revenue	310,271	330,523	347,431	344,343	1,332,568	336,705	8.5%	26,434	-2.2%	(7,638)
Operating costs and expenses:										
Cost of revenue										
Services	194,349	191,883	189,502	196,428	772,162	196,073	0.9%	1,724	-0.2%	(355)
Data	48,885	52,124	48,799	52,142	201,950	49,572	1.4%	687	-4.9%	(2,570)
Total cost of revenue	243,234	244,007	238,301	248,570	974,112	245,645	1.0%	2,411	-1.2%	(2,925)
Selling, general and administrative	53,700	54,902	57,625	51,642	217,869	54,745	1.9%	1,045	6.0%	3,103
Gains, losses and nonrecurring items, net	(1,637)	12,799	(1,202)	(456)	9,504	0	-100.0%	1,637	-100.0%	456
Total operating costs and expenses	295,297	311,708	294,724	299,756	1,201,485	300,390	1.7%	5,093	0.2%	634
Income from operations	14,974	18,815	52,707	44,587	131,083	36,315	142.5%	21,341	-18.6%	(8,272)
% Margin	*4.8%*	*5.7%*	*15.2%*	*12.9%*	*9.8%*	*10.8%*				
Other income (expense)										
Interest expense	(5,162)	(7,416)	(8,635)	(7,531)	(28,744)	(7,769)	50.5%	(2,607)	3.2%	(238)
Other, net	891	1,050	(71)	135	2,005	647	-27.4%	(244)	379.3%	512
Total other income (expense)	(4,271)	(6,366)	(8,706)	(7,396)	(26,739)	(7,122)	66.8%	(2,851)	-3.7%	274
Earnings before income taxes	10,703	12,449	44,001	37,191	104,344	29,193	172.8%	18,490	-21.5%	(7,998)
Income taxes	4,064	5,300	16,720	14,132	40,216	11,385	180.1%	7,321	-19.4%	(2,747)
Net earnings	6,639	7,149	27,281	23,059	64,128	17,808	168.2%	11,169	-22.8%	(5,251)
Diluted earnings (loss) per share	0.07	0.08	0.31	0.26	0.71	0.20	185.7%	0.13	-23.1%	(0.06)

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS - INTERNAL FORMAT
(Unaudited)
(Dollars in thousands, except earnings per share)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	Q1 FY06 to Q1 FY07		Q4 FY06 to Q1 FY07	
							%	$	%	$
Revenue	310,271	330,523	347,431	344,343	1,332,568	336,705	8.5%	26,434	-2.2%	(7,638)
Operating costs and expenses:										
Salaries and benefits	126,264	127,325	129,888	132,579	516,056	135,917	7.6%	9,653	2.5%	3,338
Computer, communications and other equipment	77,647	76,250	73,614	71,730	299,241	73,119	-5.8%	(4,528)	1.9%	1,389
Data costs	41,831	44,752	42,021	44,593	173,197	43,372	3.7%	1,541	-2.7%	(1,221)
Other operating costs and expenses	51,192	50,582	50,403	51,310	203,487	47,982	-6.3%	(3,210)	-6.5%	(3,328)
Gains, losses and nonrecurring items, net	(1,637)	12,799	(1,202)	(456)	9,504	0	-100.0%	1,637	-100.0%	456
Total operating costs and expenses	295,297	311,708	294,724	299,756	1,201,485	300,390	1.7%	5,093	0.2%	634
Income (loss) from operations	14,974	18,815	52,707	44,587	131,083	36,315	142.5%	21,341	-18.6%	(8,272)
Operating Margin	*4.8%*	*5.7%*	*15.2%*	*12.9%*	*9.8%*	*10.8%*				
Other income (expense):										
Interest expense	(5,162)	(7,416)	(8,635)	(7,531)	(28,744)	(7,769)	50.5%	(2,607)	3.2%	(238)
Other, net	891	1,050	(71)	135	2,005	647	-27.4%	(244)	379.3%	512
	(4,271)	(6,366)	(8,706)	(7,396)	(26,739)	(7,122)	66.8%	(2,851)	-3.7%	274
Earnings (loss) before income taxes	10,703	12,449	44,001	37,191	104,344	29,193	172.8%	18,490	-21.5%	(7,998)
Income taxes	4,064	5,300	16,720	14,132	40,216	11,385	180.1%	7,321	-19.4%	(2,747)
Net earnings (loss)	6,639	7,149	27,281	23,059	64,128	17,808	168.3%	11,169	-22.8%	(5,251)
Diluted earnings (loss) per share	0.07	0.08	0.31	0.26	0.71	0.20	185.7%	0.13	-23.1%	(0.06)

ACXIOM CORPORATION AND SUBSIDIARIES
MARGIN ANALYSIS
(Unaudited)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06	Q1 FY06 to Q1 FY07		Q4 FY06 to Q1 FY07	
							%	$	%	$
Gross profit	67,037	86,516	109,130	95,773	358,456	91,060	35.8%	24,023	-4.9%	(4,713)
Gross margin	21.6%	26.2%	31.4%	27.8%	26.9%	27.0%				
Operating margin	4.8%	5.7%	15.2%	12.9%	9.8%	10.8%				
Services gross profit	44,150	61,310	73,764	61,163	240,387	65,819	49.1%	21,669	7.6%	4,656
Services gross margin	18.5%	24.2%	28.0%	23.7%	23.7%	25.1%				
Data gross profit	22,887	25,206	35,366	34,610	118,069	25,241	10.3%	2,354	-27.1%	(9,369)
Data gross margin	31.9%	32.6%	42.0%	39.9%	36.9%	33.7%				

ACXIOM CORPORATION AND SUBSIDIARIES
EXPENSE TREND ANALYSIS
(Unaudited)

	06/30/05	09/30/05	12/31/05	03/31/06	FY2006	06/30/06
Salaries and benefits % of revenue	40.7%	38.5%	37.4%	38.5%	38.7%	40.4%
Computer, communications and and other equipment % of revenue	25.0%	23.1%	21.2%	20.8%	22.5%	21.7%
Data costs % of revenue	13.5%	13.5%	12.1%	13.0%	13.0%	12.9%
Other operating costs and expenses % of revenue	16.5%	15.3%	14.5%	14.9%	15.3%	14.3%
Total operating costs and expenses % of revenue	95.2%	94.3%	84.8%	87.1%	90.2%	89.2%
SG&A % of revenue	17.3%	16.6%	16.6%	15.0%	16.3%	16.3%

ACXIOM CORPORATION

Financial Road Map[1]
(as of June 30, 2006)

Years Ending March 31,	Actual Fiscal 2006	Actual Q1 Fiscal 2007	Target Fiscal 2007	Long-Term Goals Fiscal 2010
U.S. Revenue Growth	13.6%	9.8%	7% to 10%	8% to 11% *(CAGR)*
U.S. Revenue	$1,148 million	$291 million	$1,230 to $1,260 mil	-
International Revenue Growth	-13.0%	1.0%	0% to 5%	5% to 8% *(CAGR)*
International Revenue	$185 million	$45 million	$185 to $195 mil	-
U.S. Operating Margin	11.6%	12.3%	14% to 15%	16% to 18%
Adjusted U.S. Operating Margin	12.4%[3]			
International Operating Margin	-1.1%	0.8%	2% to 4%	12% to 15%
Adjusted International Operating Margin	2.5%[3]			
Return on Assets [2]	8.5%	9.8%	11% to 13%	14% to 17%
Adjusted Return on Assets [2]	9.5%[3]	10.8%[3]		
Return on Invested Capital [2]	11.4%[3]	12.8%[3]	13% to 15%	16% to 19%
Operating Cash Flow	$276 million	$56 million	$280 to $300 mil	$320 to $360 mil
Free Cash Flow to Equity	$100 million	$12 million	$113 to $133 mil	$140 to $160 mil
Revolving Credit Line Balance	$252 million	$242 million	< $500 mil	< $500 mil
Dividends Per Share	$0.20	$0.05	$0.22	$0.24 to $0.28

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 ROA and ROIC are calculated on a trailing 4 quarters basis.

3 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be 38-39% for future years.

2. Interest rates are assumed to increase slightly over the current levels.

3. Excluding acquired credits, the Company expects to utilize all of its federal credits and begin paying regular tax in fiscal 2007. The Company expects to gradually begin paying st taxes as state NOLs are utilized.

4. The Company will pay incentives under its bonus plan of $15 to $25 million for each of the years beginning in fiscal 2007 based on achievement of the Company's business plan.

5. The Company will maintain a relatively constant mix of business for each of its three business segments.

6. Foreign exchange rates will remain at approximately the current levels.

7. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

8. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

9. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less operating cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow to Equity** is defined as cash flow from operating activities plus or minus cash flow from investing activities (excluding net cash paid for acquisitions), less required payments of debt (total debt payments excluding payments on the line of credit).

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

23

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2006	Actual Q1 Fiscal 2007
U.S. Operating Margin		
U.S. Revenue	1,147,641	291,419
U.S. Operating Income	133,072	35,950
U.S. Operating Income Margin	11.6%	12.3%
Gains, losses and nonrecurring items, net	6,147	0
ValueAct Defense	2,216	0
Lawsuit Expenses	761	0
Adjusted U.S. Operating Income (1)	142,196	35,950
Adjusted U.S. Operating Income Margin (1)	12.4%	12.3%
International Operating Margin		
International Revenue	184,927	45,286
International Operating Income	(1,991)	365
International Operating Income Margin	-1.1%	0.8%
Gains, losses and nonrecurring items, net	6,652	0
Adjusted International Operating Income (1)	4,661	365
Adjusted International Operating Income Margin (1)	2.5%	0.8%

Free Cash Flow to Equity		Actual Fiscal 2006	Actual Q1 Fiscal 2007	Target Fiscal 2007 Low	Target Fiscal 2007 High	Long-Term Goals Fiscal 2010 Low	Long-Term Goals Fiscal 2010 High
Net cash provided by operating activities		275,833	56,350	280,000	300,000	320,000	360,000
Plus:	Proceeds received from disposition of assets	5,123	0	0	0	0	0
	Proceeds received from disposition of operations	4,844	0	0	0	0	0
	Cash received from investments	3,760	783	1,000	1,000	0	0
	Tax benefit of stock option and warrant exercise	0	1,079	7,000	7,000	10,000	10,000
	Proceeds received from sale of software	20,000	5,000	10,000	10,000	0	0
		33,727	6,862	18,000	18,000	10,000	10,000
Less:	Capitalized software	(21,903)	(5,719)	(20,000)	(20,000)	(20,000)	(25,000)
	Capital expenditures	(6,848)	(217)	(7,000)	(7,000)	(10,000)	(10,000)
	Deferral of costs	(70,454)	(16,887)	(60,000)	(60,000)	(65,000)	(75,000)
	Capital lease and installment payments	(72,232)	(18,905)	(60,000)	(60,000)	(65,000)	(70,000)
	Software and data license liability payments	(29,069)	(7,847)	(28,000)	(28,000)	(25,000)	(25,000)
	Other debt payments	(9,302)	(1,711)	(10,000)	(10,000)	(5,000)	(5,000)
		(209,808)	(51,286)	(185,000)	(185,000)	(190,000)	(210,000)
Free cash flow to equity		99,752	11,926	113,000 to	133,000	140,000 to	160,000

Free cash flow to equity as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow to equity in this Financial Road Map representing the amount of money available for the Company's discretionary spending. Management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, deferred costs and required debt repayments. The above table reconciles free cash flow to equity to cash provided by operating activities, the nearest comparable GAAP measure.

Notes

1 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Actual Fiscal 2006 ROA	Actual Fiscal 2006 Adjusted ROA	Actual Fiscal 2006 ROIC	Actual Q1 Fiscal 2007 ROA	Actual Q1 Fiscal 2007 Adjusted ROA	Actual Q1 Fiscal 2007 ROIC
Numerator:						
Income from operations	131,083	131,083	131,083	152,424	152,424	152,424
Unusual Charges, Net (6)		15,776	15,776		15,776	15,776
Add implied interest on operating leases (1)			11,696			10,674
	131,083	146,859	158,554	152,424	168,200	178,874
Denominator:						
Average total assets (2)	1,549,933	1,549,933	1,549,933	1,554,756	1,554,756	1,554,756
Less average cash (3)			(8,616)			(6,934)
Less average non-interest bearing current liabilities (4)			(288,063)			(285,462)
Plus average present value of operating leases (1)			135,190			132,750
	1,549,933	1,549,933	1,388,444	1,554,756	1,554,756	1,395,110
Return on invested capital	8.5%	9.5%	11.4%	9.8%	10.8%	12.8%

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Target Fiscal 2007 ROA Low		Target Fiscal 2007 ROA High	Target Fiscal 2007 ROIC Low		Target Fiscal 2007 ROIC High
Numerator:						
Income from operations	175,500		196,900	175,500		196,900
Unusual Charges, Net (6)						
Add implied interest on operating leases (1)				11,000		11,000
	175,500		196,900	186,500		207,900
Denominator:						
Average total assets (2)	1,550,000		1,575,000	1,550,000		1,550,000
Less average cash (3)				(10,000)		(10,000)
Less average non-interest bearing current liabilities (4)				(277,000)		(288,000)
Plus average present value of operating leases (1)				133,000		133,000
	1,550,000		1,575,000	1,396,000		1,385,000
Return on invested capital	11%	to	13%	13%	to	15%

Return on Assets (ROA) and Return on Invested Capital (ROIC)[5]	Long-Term Goals Fiscal 2010 ROA Low		Long-Term Goals Fiscal 2010 ROA High	Long-Term Goals Fiscal 2010 ROIC Low		Long-Term Goals Fiscal 2010 ROIC High
Numerator:						
Income from operations	268,600		337,600	268,600		337,600
Unusual Charges, Net (6)						
Add implied interest on operating leases (1)				9,000		9,000
	268,600		337,600	277,600		346,600
Denominator:						
Average total assets (2)	1,860,000		1,960,000	1,860,000		1,960,000
Less average cash (3)				(10,000)		(10,000)
Less average non-interest bearing current liabilities (4)				(261,000)		(285,000)
Plus average present value of operating leases (1)				114,000		114,000
	1,860,000		1,960,000	1,703,000		1,779,000
Return on invested capital	14%	to	17%	16%	to	19%

Notes

1 Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.

2 Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.

3 Average cash is the average of the GAAP amount for the trailing 4 quarter ends. Future cash balances above $10.0 million are assumed to be invested at money market rates and are excluded from this operating cash adjustment.

4 Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.

5 ROA and ROIC figures are calculated on a trailing 4 quarters basis.

6 Results exclude unusual charges of $9.1 million for U.S. and $6.7 million for International in the quarter ended September 30, 2005. These charges are excluded when calculating performance compared to the Road Map since they were not considered in setting the Road Map target. All other time periods are as reported for GAAP

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.

FINAL TRANSCRIPT

Thomson StreetEvents

ACXM - Q1 2007 Acxiom Earnings Conference Call

Event Date/Time: Jul. 26. 2006 / 5:30PM ET

CORPORATE PARTICIPANTS

Frank Cotroneo
Acxiom - CFO

Charles Morgan
Acxiom - Chairman, CEO

Lee Hodges
Acxiom - COO

CONFERENCE CALL PARTICIPANTS

Megan Lehman
Lehman Brothers - Analyst

Brad Eichler
Stephens, Inc. - Analyst

Fred Searby
JP Morgan - Analyst

Tim Nollen
Bear Stearns - Analyst

Todd Van Fleet
First Analysis - Analyst

Ben Stroller
HS Capital - Analyst

Jerome Land
Milbert Capital - Analyst

PRESENTATION

OPERATOR

Good day and welcome to today's Acxiom first quarter fiscal year 2007 earnings conference call. [OPERATOR INSTRUCTIONS] Now I'll turn the conference over to your host, Mr. Frank Cotroneo, Chief Financial Officer. Frank, please go ahead.

Frank Cotroneo - *Acxiom - CFO*

Good afternoon and welcome. Thanks for joining us to discuss our fiscal 2007, first quarter results. With me today are Charles Morgan our Chairman and CEO, Lee Hodges, our Chief Operating Officer and Rodger Kline our Corporate Administration Leader. Before we begin our remarks I'd like to thank Charles, Lee and Roger for assisting me as my transition to Acxiom.

As you'll hear in few moments this is an exciting time for Acxiom and I look forward to contributing to the ongoing transformation of the company. I'm to take a minute to give special thanks to Roger for laying a strong foundation and assisting me during my transition into the CFO role. The transition is ongoing and progressing smoothly.

Before we begin our formal remarks, I'd like to remind everyone that the various comments we make about future expectations, guidance, targets, estimates, plans and prospects for the company, constitute forward-looking statements within the meaning of the Federal Security Laws and are based on current information and expectations. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in the first quarter press release and in the Acxiom filings on Form 10-K, Form 10Q and Form 8-K on file with the SEC. Copy of our press

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release, required financial statements, including any reconciliation of nonGAAP financial measures are now being posted to the Investor Relations portion of our website, at Acxiom.com.

In addition, we've also posted 4 pages of supplemental financial data and 6 additional schedules to support our discussion of free cash flow and the changes we're making to our definition and our communication of free cash flow to equity going-forward. I will reference these schedules during my comment. At this time I'll turn the call over to Charles Morgan.

Charles Morgan - *Acxiom - Chairman, CEO*

Thanks a lot. Welcome to Acxiom. As all of you have seen our press release we achieved record financial results in the first quarter of fiscal 2007. This Q1 performance is another indication that our business strategies are working. Over the past year we've been focused on expense management and on improving our margins by growing topline revenues, I call this our balanced approach and believe it will provide a foundation, a sustainable financial performance for this fiscal year and well beyond.

I'd like to take this opportunity to thank the Acxiom management team and all the thousands of associates worldwide for delivering such a strong result in Q1, and getting us off to a great start in the fiscal year. In the first quarter Acxiom's revenue grew 8.5%, net income increased 168%, and diluted earnings per share grew 186% versus a year ago.

These results were especially good as many of you who follow Acxiom know, the first quarter traditionally is our weakest quarter due to the seasonality of our business. We have been working hard to transform Acxiom over the past several years. Expanding our product and solution capabilities, keeping relevant. Lowering the cost of our IT infrastructure, standardizing products and processes. Changing the way we're organized and expanding our geographic coverage, to support our global clients. Our investments in international markets, risk mitigation services, and digital capabilities, will play an increasingly more important role over our financial roadmap time for us.[inaudible]

We believe the combination of these products and markets as well as the increased efficiencies will generate through our great computer platform and more standardized process, will provide a foundation for sustained earnings and precash flow growth. Now coming back to our first quarter results, net earnings increased 168% to 17.7 million or $0.20 per diluted share compared to 6.6 million or $0.07 per share last year.

For the quarter, revenue increased 8.5% to 336.7 million compared to 310 million a year ago, reflecting growth in all operating segments. Precash flow to equity for the quarter was 12 million versus 5.2 million a year ago. We've adjusted our definition of precash flow in a change which Frank is going to discuss extensively with you later in his comments. We're clearly on the right path operationally and will continue to stay focused on executing our priority initiatives to deliver superior sustainable financial performance for all our shareholders. So at this time, I'm going to pass the call over to Lee who will provide some highlights about our segment operations, Lee?

Lee Hodges - *Acxiom - COO*

Thank you, Charles and hello, everyone. I'd like to now spend a few minutes reviewing our first quarter performance in company operations. And I have to tell you, I am extremely encouraged by our Q1 results. Across the board, with almost all of our unit achieving or exceeding their financial goals. This represents our fourth strong operational quarter in a row, and by most measures it was the best first quarter in Acxiom's history.

For today's update I'll briefly cover three areas. U.S. revenue performance, European results, and our overall expense and margin improvement efforts. I'll start with our U.S. business, which grew just under 10%, 9.8% over Q1 of fiscal '06. A very solid record in a traditionally challenging quarter, and one that reflects continued progress on many fronts. Our U.S. services business saw 10.5% growth over Q1 of last year.

You exclude the results from our 2 newest businesses, Acxiom Digital, formerly digital impact and Acxiom Insight, formerly Insight America, and just look at our core U.S. services business it was up 6%. Our U.S. IT services business, grew 4% and I'll remind you that Q1 last year was a very strong quarter for this business. It remains a key focus area for us, exploiting our grid technology and data factory experience and expertise. Data was up 7% year-over-year in the U.S. and we were pleased with that performance and we're continuing to put additional emphasis on growing our data business. I expect to see accelerated growth in data through the rest of the fiscal year and beyond, fuel bid an increasing emphasis on analytic products and analytic spaced consulting. Let me give you a few additional highlights of our Q1 performance in the U.S. We saw very solid year-over-year growth in 3 of our key industries, which among others are led by Marty Sundy.

Including automotive, which was up 118%, travel and entertainment, up 52% and brokerage, also up 52%. Acxiom Digital, our e-marketing business, led by Bill Park, grew by 17%, and Acxiom Insight, our fraud management and risk mitigation business led by Ron Fournet, had an excellent quarter as well, growing 16% over last year.

Now, remember, our digital acquisition was closed last May and Insight last August. So, these growth percentages, while true year to-year comparisons reflect growth over periods not report by Acxiom last year. We also had a very strong quarter in our employment screening business, which grew 20% over the last year. In our U.S. financial services unit led by Jeff Stalnaker was up 4.5% over last year.

We have major initiatives underway at most of our large financial services clients. Let me you a good example. At one of our largest clients we're are in discussions at the most senior levels about a comprehensive strategic enterprise wide business information system powered by Acxiom, and involving virtually all of Acxiom's key products and services. I look forward to sharing more about that situation and others like it in future calls. Now I'll turn the topic to Europe. As I told you in May we're making progress and I'm very happy to report that the positive trend continued in Q1. The first quarter in which Dave Allen was running that operation.

European revenue was about flat to Q1 of last year but we generated about $300,000 U.S. in profit, compared to $1 million U.S. loss in the first quarter of last year. Thus, the turn-around of our European business continues. Our twa part strategy in Europe remains clear. One, to continue to grow our data business, we have the most comprehensive pan European data content in the marketplace and we should be able to continue to benefit from that industry leadership.

Two, to leverage our data capability to build a fast-growing European services business, built around industry-specific solutions and that work is gaining momentum. We are encouraged and optimistic about the ongoing improvement in Europe, and we remain absolutely convinced that Europe is going to be a strong contributor to the future financial success of Acxiom. Also, I'll briefly mention that we are continuing to make positive progress in our Australian and Chinese businesses as well. We're on a combined basis they grew their topline by 14% over Q1 of last year, very significant progress for sure, and returned from a loss, last Q1 to a profit this Q1.

Now, let me shift the topic number 3, our ongoing focus on expense management and margin improvement. I'd like to revisit the areas I cited for you last quarter which clearly are ongoing focus areas at Acxiom. The first is computer expense which we track as a percentage of total revenue. In Q1 we continue to see progress with the ratio falling to 21.7% from 25.0% last year. These savings are the result of many, many improvements we've made in our IT environments and the implementation of our lower cost grid infrastructure.

The second major expense area we focus on is our U.S. delivery center. We continue to see a positive trend there as well, with delivery center expenses running at 12.1% of revenue in Q1, compared to 13.3% in Q1 last year. And we continue to see substantial benefits in our ongoing focus on all expense categories throughout the enterprise.

Aggressive expense management on all fronts is a fact of daily life at Acxiom. In summary, it was another strong quarter for Acxiom operations. Our fourth in a row. And I'm very proud of our senior leadership team and all the men and women of Acxiom

who have executed our business plan so effectively and so passionately. While our strong emphasis in recent quarters has been on expense management and rightfully so, we're adding in fiscal '07 a new intensity to our focus on topline growth acceleration.

We have a number of very important initiatives underway involving product and industry solution development, analytics, consulting services, marketing and sales force enhancements and new distribution channels and we expect to see those efforts to start to really kick in in future quarters. Okay. Frank is next and Charles will be talking about the ValueAct situation a little later. But before I turn it back over to Frank, I'd like to make a point about the proxy fight myself.

As a 7-plus year member of Acxiom's senior leadership team, now as our Chief Operating Officer, and as a frequent participant in our Board meetings I've worked closely with and for Charles Morgan. Charles brings a unique set of experiences and expertise to his roles of Chairman and CEO and in my view, is hard to overstate his importance to our business. Present and future.

From his technology understanding and vision, to his industry perspective to his client relationships, and his relationships with some of the most recognizable names in our industry, to his day to day leadership and I know I speak for the entire senior team here at Acxiom when I say Charles Morgan is uniquely qualified to take our company forward and to maximize the return Acxiom delivers to our shareholders And, so, with that I'll thank you and now, I'll turn it back over to Frank. Frank?

Frank Cotroneo - *Acxiom - CFO*

Thank you, Lee. In place of our traditional Power Point slide presentation I'll instead review selects financial highlights for the quarter and direct you to our Website for the supporting financial schedules, these schedules are intended to you additional insight into the trends of our business and assist you with your analysis following this call. Should you have additional questions following the okay contact us us. As Charles described earlier, we posted record consolidated results in the first quarter. This was the strongest first quarter for revenue in operating earnings in the company's history, our 186% increase in diluted earnings per share is continuing margin expansion in our core business.

For the 3 months ended June 30th, total revenue was $336.7 million. Net earnings were $17.8 million or $0.20 per diluted share compared to $6.6 million or $0.07 per diluted share a year ago. Moving to the P & L. Services revenue for the quarter was 261.9 million. This represents an increase of 23.4 million or 9.8%. Revenue generated for the digital impact and InsightAmerica acquisitions accounted for 12.4 million of the increase versus a year ago.

U.S. operations excluding the impact of acquisitions and divestitures accounted for the remaining revenue increase of 12.1 million or 5.8% growth in our organic business, data revenue for the quarter was $74.8 million. This represents a $3 million increase or 4.2% over last year. The increase was attribute to owing Acxiom's U.S. Infobase product as international data revenue was flat versus a year ago. Cost of services revenue or 196.1 million represents an increase of $1.7 million, or 0.9% compared to the same quarter a year ago.

Gross margin for the services revenue increased from 18.5% to 25.1% or 660 basis points. This margin improvement can be attributed to both revenue growth and the cost of production program begun in the second quarter as well as measurement against the weaker then normal quarter a year ago. Cost of data revenue, of $49.6 million, represents an increase of $700,000 or 1.4% compared to the same quarter a year ago.

Data revenue gross margins improved from 31.9% a year ago, to 33.7% in this quarter, or 180 basis points. Excluding the pass-through data, gross margins on data improved to 46.3% from 43% or 330 basis point improvement from a year ago. SG&A expenses is 54.7 million for the quarter. As a percent of total revenue these expenses are 16.3% compared to 17.3% a year ago, and improvement of 100 basis-points. Again, much of the reduction can be attributed to our ongoing cost reduction and margin improvement initiative. The margin improvement reflects strong performance in topline revenue growth and continued emphasis on expense management.

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This balanced approach between revenue growth and expense management will provide us with a strong foundation of opportunities to continue to deliver sustainable financial results. Interest expense for the quarter was $7.8 million compared to $5.2 million a year ago. The increase of $2.6 million is due to a $63 million increase in the average line of credit balance and rate increase of approximately 175 basis points on the entire outstanding balance over that period.

The current year effective tax rate is 39%. An increase over the prior period of 100 basis points to 38%. The difference is primarily due to the expiration of the research experimentation credit effective December 31, 2005. This credit is before Congress and should the credit be reinstated we'll derive the benefit going forward and the tax rate will be adjusted to reflect the benefit.

Diluted earnings per share were $0.20 per quarter compared to $0.07 for the quarter a year ago. Diluted weighted average shares outstanding for the quarter was $90.4 million compared with 93.8 million a year ago. The decrease year-over-year was primarily the result of acquisition of company stock through the announced stock repurchase plan. The company repurchased 4.3 million shares for a value of $88.8 million since June 30, 2005, for an average price of $20.44. Weighted average shares in March, 2006, were 87 million.

The increase from March can be attributed to the impact on stock option share activity for both the March and June quarters. In the March quarter there were over 2.5 million shares issued further options, this is partially offset by the company's share buy back in the June quarter of 576,0000 shares, for a value of $13.9 million, or an average price of $24.07. International servicing data compared to the same quarter a year ago international service data revenue increased 1% to $45.3 million. Data revenue was basically flat in both Europe and Asia. Services revenue growth in Asia Pacific grew $400,000 and $100,000 in Europe. International services and data income from operations in the quarter showed a profit of $400,000 compared to a loss of $1.4 million a year ago. Both Europe and Asia-Pacific showed strong improvement over prior year first quarter results.

Profit improvement reflects continued focus on cost control in Europe and the closing of a Japanese operation. The Japan operation lost approximately $700,000 in the first to quarter of '06. Moving to the balance sheet.

Property and equipment increased $22.6 million due to 19.4 million of new capital leases, and $2.5 million of construction costs. The capital leases are related primarily to IT services clients and the construction costs are related to the completion of the new Little Rock data center. Software net of accumulated amortization decreased 4.2 million. This account represents internally capitalized development costs. Net increase of capitalization over amortization was less then $1 million. Additionally, a $5 million payment in EMC was received in accordance with our business information grid partnership agreement.

The EMC arrange system accounted for by the funded software development arrangement and all proceeds are first used to offset capitalized software balances related to the project. Purchase software licenses net of accumulated amortization increased 6.3 million. New software purchases added 15.3 million to the asset balance and the increases were off set by period amortization of 11.8 million.

As an aside this quarter was the quarter we perform our annual good will impairment test according to FAS142. The good news is that we passed the initial valuation test and no good will impairment was indicated and consequently no charges to good will were necessary. Our commitment is to continue the trend to increase transparency into our business and financials by sharing more detail about the business and related drivers. Our first installment on that commitment will be free cash throw to equity. At this time I'd like to direct your attention to the schedules regarding free cash flow.

Pages 12 through 17 of the package posted to the Website. There has been some regarding the definition in transparency of Acxiom's free cash flow calculation. My goal today is to provide a clear, concise definition of free cash flow and provide a basis for consistent, transparent reporting going forward. Freecash flow does not have a universally accepted definition and many entities do report it differently.

Going forward, we'll be basing our calculation on the philosophy of unencumbered cash flow available to equity holders. We'll provide clear, concise reporting that is consistent with an equity point of view. We have posted 5 schedules detailing our new

free cash flow calculation, page 13 compared old with new for our first quarter, 2007. Page 14 details old versus new, for fiscal year 2006.

Page 15 represents a quarterly view from first quarter, 2006, through first quarter, 2007, under the new free cash flow available to equity format. Page 16 represents the same quarterly view under our old free cash flow for debt service point of view. Finally, page 17 presents fiscal year 20005 and 2006 and reconciles reported free cash flow to free cash flow to equity.

These schedules will remain on our Website and should be used for comparison purposes against future reported numbers. As we move forward, we'll report our free cash flow available equity. The primary difference between free cash flow for debt service and free cash for equity will be the payments on capital leases, payments on software and data licenses and other debt payments, these items were not deducted in our previous calculation and they will be deducted going forward.

For our first quarter ended June 30, 2006, free cash flow to equity was $12 million versus $5.2 million a year ago. As you know the first quarter is our weakest quarter due to the seasonal nature of our business. That concludes our comments about our first quarter and at this time I'd like to turn the meeting book back to Charles who will provide an update regarding ValueAct.

Charles Morgan - Acxiom - Chairman, CEO

Thank you very much, Frank and I think everybody can tell, Frank jumped in with both feet. And is doing just an absolutely outstanding job. I also want to just briefly say Lee I appreciate your comments very much. I know they were very sincere and I appreciate that very much.

Lee Hodges - Acxiom - COO

You are welcome.

Charles Morgan - Acxiom - Chairman, CEO

Going beyond that, it certainly was an encouraging first quarter as been reported our fourth solid performance in a row and a precurse or to more good things to come, but this point as we just said, tonight shift gears a little bit and talk about the current situation with ValueAct, our largest shareholders and who has nominated three candidates for Acxiom's board of directors.

Advance of the proxy vote Representatives of several of the large shareholders have come to Little Rock to meet with member of our senior leadership team as well as meet with myself. These shareholders have shown an interest, certainly shown an interest in our strategic plans and one I understand how we're going to generate revenue and margin growth. At the same time some of them expressed disappointment in the fact we hadn't been able to work out our differences with ValueAct. I'm also disappointed. I've made a number of offers for Mr. Jeff Ubben to meet with me.

I've invited him to attend two board meetings and he's not taken me up on any of the offers, in the last 6 months. In the past, Mr. Ubben and I discussed how our team and business strategy can create substantial and sustainable results at Acxiom. Our performance over the last 4 quarters in my opinion validates those plans that our team's ability to execute. Our performance over the last 20 years demonstrates our dedication to creation of long-term shareholders value.

Certainly, I would appreciate the opportunity to have a meaningful discussion with ValueAct, in addition, obviously, I'd like to work out our differences. I would furthermore, like to give them more details about where we stand on our transformational path. I talked to Jeff and valuate many times about this transformation process and I felt were very supportive of and I'd like to talked about the additional initiatives that enhance the prospects and enhance the prospects for growth that we expect from the business information grid in our partnership with EMC.

This is all part of the strategy to enhance our distribution of Acxiom products and services and know-how. We also are looking at another -- A number of other strategic partnerships such as the one we just agreed to with SAP. We'll integrating our data content, AbiliTec, CDI services into SAP enterprise software applications, they also represent a great new distribution channel for us. And that press release should be going out today, also.

New initiatives in the digital market space and in our risk mitigation product line also offer some great new opportunities for revenue growth. We also had geographic expansion opportunities in Canada, Asia and South America. These areas offer potential for impressive future revenue growth beyond what is projected in our current roadmap targets.

But it's stark contrast to the plan, we're executing and creating which we believe will produce better financial performance ValueAct promises their nominees, if elected, will, and I quote, disrupt Acxiom's Board and in fact in a Dow Jones news wire article on July 14 th, Mr Ubben was quoted as saying about Acxiom, disruption is what this company needs. I certainly disagree with Mr. Ubber. Disruption creates significant risk , it creates concern with our client which is not good for the business and does not enhance our ability to create shareholders or customer value.

Apparently, ValueAct's goal is for our board to finally give up and let them have their way with such proposals as consolidating our data centers which they claim will save $50 million. Offshoring large components of our technical workforce which they told a number of people, say, will save over $30 million a year. Firing me and much of the senior team and we're also hearing that ValueAct has said that this all finally lead to the sale of the company for a substantial control premium. These ideas are misguided on a number of counts.

First, I can't imagine adding to shareholders value through disrupting and creating uncertainty in the business, this is the last thing clients and employees want that their future. Second, the concept that $50 billion can be saved by data center consolidation is just incorrect. Believe me, I wish it were true. But the facts similarly don't bear that out. Let me explain that a little further.

First the simple fact is the vast majority of data center assets are housed in three locations, central Arkansas, Downers Grove and downtown Chicago. These three include 99% of our main frame processing capacity, more then 95% of our overall data storage capacity and more then 85% of our server technology.

In fact, all of the other data center locations outside these three, represent less then 11% of our 400 million annual IT budget. So the total cost of all these facilities is less then 45 million annually. Data center management is and has always been one of our core competency. An where we can save money through data center consolidation we already have. There are 4 primary cost drivers associated with data centers: People, software licenses, hardware and maintenance. We have continuous focus on Al all these cost components and a successful initiative that is have generated the IT cost reductions that Lee talked about earlier.

ValueAct has also claimed that Acxiom could save $30 million to offshoring development activities, in other technical jobs and that's a worthy goal but let's put this into context. Currently, Acxiom has 670 jobs offshore. Over half which involve data compilation activities, which we have been doing for years. We continue to expand offshoring at a reasonable and natural pace that's part of our global workforce optimization plan. At the same time we have a number of major client contract that is make the idea of wholesale offshoring difficult, inefficient, and in some cases situations of possible without client contract changes.

Furthermore, many of our technical people are in daily contact with customers, and our key elements of our client intimate support team. And a final point here, we continue to hear that ValueAct says they'll cause the sale of the company and reap a nice control premium per shareholders. Our Board has spent a lot of time over the last year evaluating ValueAct's proposals and has remained clear that the time was not right to sell the company. Certainly not for the price in the range ValueAct was suggesting. Now let's get practical. The idea that in this combative environment Acxiom can be sold at a premium doesn't take into account the very basic issues.

If you look at our contracts with our top 40 clients, you would see that 554 million of our annual revenue in 2006 in U.S. and Europe is subject to various types of change of control provisions and restrictions. Some of these have been placed with over 20 years. Together, just these contracts represent 41.5% of our revenue. We also have a number of smaller contracts that also have changed control provisions. Clients have required the change control provision because they have developed faith and trust in Acxiom and its management team for many perspectives. They know we deliver what we promise. We keep data secure.

And that we constantly innovate in the areas of technology and process, giving them sustainable value and competitive advantage. In the event of a changed control they have long insisted on the right to gain that same confidence, that same confidence from the new owner. Recent new contracts and renewals have included demands for more comprehensive change control provisions as the ValueAct conflict has heated up. If there were change control in Acxiom I would expect that most of these contracts would have to be renegotiated.

Most likely, they would actually be ultimately cancelled, and in fact, some probably would but a changed control would give clients with these provisions an opportunity to negotiate for lower prices and better terms. By the way, I also suspect these clients would demand confirmation that service levels would be maintained or increased and because ValueAct has said they think investment spending in Acxiom should be cut, I'm sure the clients would also want assurance that is Acxiom would continue to invest in innovate to their benefit. A change of control was clearly supported by management team that our clients trust, would be possible with the right buyer. However, let's, again, be very practical. A change of control without full support of current management certainly reduces the probability of a changed control premium. If you look at the new Website ValueAct has launched you might have been struck by ValueAct's action plan for a business.

A've I bet a little bit tacky but all 70 words include vague promises with little supporting evidence of how they'll achieve those goals. ValueAct also has repeatedly said that Acxiom stock prices underperformed compared to our piers in the industry. Any time they try to back that up, they've chosen the only time frame with which that might appear to be true. It's only -- When you look at our stock price performance over the last 3 months, the last 6 months, the last year, or the last 5 years, we beat our peers almost every time. Equifax we went every one of those 4 time periods. Info USA 4 for 4, Choice point, dito Fair Isaac, same story.

Hart Hanks we went all but the 3 month comparison, Dunn and Bradstreet we went in the first - three and they were in the five year., but just barely I might add. Catalina Marketing they were in the 3 month and 6 month and we went at the 1 year and 5 year. And by the way, we're headed the Nasdaq index over all 4 of the common measures. Taking a longer view, term view going all the way back to the time of our public offering in 1983, we've outperformed Nasdaq.

So it is clear that we've performed well relative to our peers and appropriate indexes -- I have to say also, we've heard, some think there's value to having a voice in the board room. If that, indeed, is the case, let me submit that ValueAct has already been realized. We made some of the changes at ValueAct That ValueAct has suggested and we would be foolish to make other change that is don't make sense for this business. The finer points of which ValueAct clearly does not understand.

Let me say that Mr. Ubber and ValueAct have been very successful fund managers. They have a great track record in general rating results with they were investors and we want to give them credit where credit is due. Leading Acxiom is very different from managing a fund. It really applies -- It really compares apples to Oranges. And here's what it boils down to. ValueAct believes they know best how Acxiom should be operated. We fundamentally disagree with their opinions on this.

At this point, the risk of ValueAct's plan to take over Acxiom is severe. Some people think there are simple solutions to complex business problems that others can figure those out and implement them. It maybe sometimes that might be true. But it is certainly not always the case. The "New York Times" printed a sad example of the results of the similar think similar politic article after hedge fund won a proxy battle and you want mat took control an an investment management fund called BKF Capital. I am sure you all familiar with the story.

While the outsiders had parent legitimate concerns about the way the company was run and managed they failed to understand this risk that I talked about a minute ago. In the following takeover -- In the year following the takeover BKF capped their business

tank and stock price nose dived from 43 to $4.13 a share in market close yesterday. According to one of the former Board members and I quote, many people think activists are wonderful.

But this is a story of people coming in and misunderstanding what the business is all about. They have ruined this company. It's very clear ValueAct doesn't fully understand Acxiom's business. A case in great example is a minute ago they don't understand the nature of the relationships we have with our clients and how we continue to keep Acxiom moving forward. It just doesn't appear to us, that their isolate of director nominees is prepared to move the company towards consistently greater prosperity. We have listened and learned from some of the criticisms that have come our way. We've heard from many shareholders that they thought our board's policy against nominating a representative and institutional shareholders to the board went to far.

We welcome and respect institutional investment at Acxiom and agree that the previous policy was overly restrictive. So we went to the board and they agreed to a change in the policy so now, as long as the institutional shareholders is not on board then 5% of a competitor and agrees to close any conflict of interest and abide by the rules against insider trading, they are welcome to be dominated for the board membership.

In closing let me emphasize the current board and leadership of this company provided the foundation for substantial for all shareholders and I believe that our isolate of directors including myself, are the people who are best able to capitalize on our opportunities to continue Acxiom's record of success. Andi Hasselmo is national leader in higher education and former chairwoman of the national association of independent colleges and universities. She brings a unique perspective to the board in helping us understand how to attract and retain the best and brightest college graduates. The absolute life-blood of growing a quality Acxiom workforce.

Bill Henderson did a great job of running one of the largest and most most flex organizations in the world. In U.S. Postal Service. He led more then 1 million employees and managed a $90 million budget. He is truly a mailing industry expert and has deep knowledge of direct marketing, a key communication channel for so many Acxiom clients. Also, he is now COO of the innovative company, Net Flix. I believe that responsible, thoughtful shareholders should vote to continue the term of Andi Hasselmo, Bill Henderson and myself.

Working together, I am confident we'll continue to contribute to Acxiom's ongoing success. Thanks and we hope that you'll vote for continuity in Acxiom's leadership. I'll turn it back to Frank.

Frank Cotroneo - *Acxiom - CFO*

Thank you, Charles. In closing we're very pleased with our first quarter results and the recent trend of financial performance for Acxiom. We know; however, we must stay diligence to maintain high quality earnings growth.

You should know this management team is focused on managing the business to deliver superior, sustainable performance top shareholders. Thank you all again for joining us today. As a reminder we have an investor day scheduled for Wednesday, August 16th at the grand Hyatt hotel in New York City. The meeting will begin at noon. Now, operator we'll prepare to begin the questions and answers session from our call.

QUESTIONS AND ANSWERS

OPERATOR

[OPERATOR INSTRUCTIONS] First we have Megan Talbott with Lehman Brothers.

Megan Lehman - *Lehman Brothers - Analyst*

A really quick question. First of all, on the service margin that is came in well above my expectations and considering it is the lowest seasonal quarter of the year, typically, what do you think we can look forward to for those margins? How are you thinking about those for the rest of the year?

Lee Hodges - *Acxiom - COO*

I think we have a very strong component part to the reason for our success. We had revenue growth which we still expect to main pain going into the future quarters, we still expect our expense management programs to maintain the level of expenses and the level of expense growth we reported this quarter. So those two things rewe're maintaining, we wouldn't expect to see a large increase quarter-over-quarter as we reported because the first quarter last year was a down quarter and it is a relatively easy comp as I mentioned earlier in my comments but we expect the revenue growth to continue and we would expect there to be significant margin improvement over prior year but not quite as what we reported this year this quarter.

Charles Morgan - *Acxiom - Chairman, CEO*

Certainly, I think it gives us confidence in our roadmap guidance for the year and we're still you negotiation supporting that roadmap guidance and I have to say the only reason I'm interrupting here is the U.S. Postal Service budget is not 90 million. I wish it was. It's $90 billion. I'm correct? I think so.

Megan Lehman - *Lehman Brothers - Analyst*

Okay. Thanks.

Charles Morgan - *Acxiom - Chairman, CEO*

If it was $90 million that would open up a lot of new business opportunities for us [Laughter]

Megan Lehman - *Lehman Brothers - Analyst*

Thanks.

OPERATOR

We'll go next to Brad Eichler with Stephens, Inc.

Brad Eichler - *Stephens, Inc. - Analyst*

Hey, guys. Frank, glad to have you aboard and I like the lay out of your stuff, by the way.

Frank Cotroneo - *Acxiom - CFO*

Thank you.

Brad Eichler - *Stephens, Inc. - Analyst*

A couple questions, first of all, on data, Do you know you talked a little bit about increasing topline growth, going forward, can you detail a little bit more the plan there, please?

Lee Hodges - *Acxiom - COO*

Hey, Brad, it's Lee. we have a number of initiative on topline growth in our data business, that's a relative -- High relative margin business. We have in the first quarter, we've been in place a number of incentives for a lot of the broker resalers of our data but that's viewed as more short term to be honest our data but that's viewed as more short term to be honest with you, Brad, longer term, we are deploying two basic strategies in our data business, one is, We are creating more analytical type data products such as Personicx and extensions of Personicx going forward and, two, we are going to super charge our selling efforts with with -- We're going to super challenge our selling efforts with an it analytic based consulting services so we'll have consulting capabilities that will, you know, work with clients to show them how to interpret their data for a greater value.

So, the combination of the two new products and new consulting services to sell those products is basically the strategy. I would mention, actually, there is a third component to that which is our broader distribution channels and Charles mentioned our SAP, our new SAP relationship. Charles, why don't you add on to that?

Charles Morgan - *Acxiom - Chairman, CEO*

Brad I don't know if the press release hit the wire yet, but we have an agreement with SAP to fully integrate AbiliTec in our content and to the the CRM suite add SAP. This is the first phase of a multiphased strategy that will ultimately make them a full partner in our business information grid strategy. And as we said before, this is all about getting and creating a much more distribution channel. We've just never been able to effectively serve the client that wants to buy $10,000 worth of stuff a year from us. And with the, you negotiation SAP and EMC relationship, those guys that are $10,000 to $100,000 a year, we can much more effectively serve with them as the channel partners.

Brad Eichler - *Stephens, Inc. - Analyst*

Okay. Second question is; On the international, obviously, that business is stabilized and turned a profit. Can you give us more detail on the progress that you're making there, specifically, and adding services to that business mix?

Lee Hodges - *Acxiom - COO*

Brad, I'll take that. It's Lee again. We've talked about this before. Clearly, our strategy is to leverage our data preeminnocence in Europe. As we did no our U.S. business through the 90s, use that as a basis and leverage that preeminnocence to create a data based services business Product development activity underway in Europe, Brad, we have industry solution packaging in Europe. We put Dave Callen over there and he's been there a little over three months as our new European leader.

Dave came to the U.S. 5 years ago from London to focus on our nonfinancial services business growth and he built our capabilities and our revenue growth wonderfully over the last five years to really make that end of our business in the U.S. very strong component of our services product line. So we've put Dave back in London and he's not home and he's now our European leader and he is bringing that experience and that success formula to Europe. We've also put one of the senior guys, one of our senior folks in the U.S., who will now act as a seen your in Europe to work with Dave who has been sort of Mr. Marketing database from a sales support and deal support in the U.S. and Jeff Wingdo has joined Dave in London to focus on building our services and solutions business in Europe. So, we're very optimistic that the plans are in place and the people are in place to execute on that strategy.

Brad Eichler - *Stephens, Inc. - Analyst*

Great, thanks, Lee.

OPERATOR

Now, Fred Searby with JP Morgan.

Fred Searby - *JP Morgan - Analyst*

Okay. Hi, thank you. Good afternoon, guys.

Charles Morgan - *Acxiom - Chairman, CEO*

Hi, Fred.

Fred Searby - *JP Morgan - Analyst*

Good. Nice quarter. Some questions for you. As you diversified away from credit card can you give us an update on how much credit Credit card represents of revenues and what kinds of volumes you've been seeing there? And then, secondly, a kind of -- Maybe I'm slow on this, but I've had trouble in understanding in your $60 million you taken out of P&L gross margins came up nicely but if you look at SG&A as a percent of sales it's flat year on year and I'm just trying to figure out why we're not seeing that number come down both in absolute terms and obviously as a percent of revenues if you could help me with that? Thank you.

Lee Hodges - *Acxiom - COO*

Fred, Lee, again. Let me comment and then, perhaps, Charles or Frank would like to add their thoughts as well. I'll take your question on credit card two ways. One is -- What are we doing in financial services beyond credit card to maintain a solid growth rate in financial services? The other interpretation to your question could be; What are we doing outside of financial services to grow the business. But I think you meant your question in my first interpretation.

Fred Searby - *JP Morgan - Analyst*

I get guess it's both. Their one in the same. Literally, what is credit card today as a percent of revenues. What has the growth been like? I mean, historically this has been really a bonanza for you in one of your real-kind of expertise focus. And how successfully diversifying away from that would be the first part.

Charles Morgan - *Acxiom - Chairman, CEO*

Fred, you know, we don't actually track it that way. We have no reason not to share that with you. Let us do some homework and we'll get back to you on that. It's obviously a big chuck of our business.

Lee Hodges - *Acxiom - COO*

Let me know if you look at all the financial services, clearly, it is, you know, growing year of year and it's growing in light of an industry which is certainly dramatically scaled back their marketing span for credits card acquisitions. At least in the mail channel and that's been fairly widely reported. But, the fact that --

Fred Searby - *JP Morgan - Analyst*

That's why I'm asking the question.

Lee Hodges - *Acxiom - COO*

What's that?

Fred Searby - *JP Morgan - Analyst*

That's what I'm getting at.

Lee Hodges - *Acxiom - COO*

Exactly. What I'm getting to is that the though the growth was nominal at 4.5% a lot of our transaction-based volumes are actually down. So, that big driver of revenues down. But all of the things we've been talking about enterprise solutions, growing into retail banking, selling these guys digital services, risk-based services. All of those things are, you know, creating, you know, a very nice -- Actual nice increase. In all those areas, that's offsetting any losses in any other areas.

And a lot of our efforts over the last 18 months has been to deal exactly with that issue. We talked about growing it into retail and mortgage lending and, in the enterprise information management solutions, which we're doing and we're very -- And Lee said it. We're extremely optimistic because those efforts are shows great promise Promise and knowledge -- Not only shows great promise but we're showing net revenue growth in a credit card segment which is clearly by itself, shrinking in terms of marketing spent by our customers.

Frank Cotroneo - *Acxiom - CFO*

Let me add one other thought to that if I could. The senior executives at our largest credit card client, Fred, who have relied on us through the years to support their direct mailing marketing efforts, are now relying on Acxiom Otto create the broader multichannel marketing solutions that Charles just talked about. So our success with these large companies will absolutely continue into the future.

I might also add that the one piece I read into the "Wall^Street^Journal"^ on this, there was an interesting quote from American Express that said that mail continues to be a very big part of their strategy. So while mail volume declining, it's not falling off the Cliff. It is going to be a long time until, you know, that, you know, has a significant impact on our business.

Charles Morgan - *Acxiom - Chairman, CEO*

But it is, you know, we generate revenue from analytics and we generate revenue from analytics, in that same article. One of the targeted it may have been American Express, we made the May be a mailing list but we mail in a more way. More targeted means their using more of our content and data management services and an an it analytic an it will.

Fred Searby - *JP Morgan - Analyst*

The SG&A question.

Frank Cotroneo - *Acxiom - CFO*

Fred, this is Frank. The SG&A question is this; Year-over-year, apples-to-apples basis, SG&A is down. 16.3%. It is about 17% as a percentage of revenue in 05. You have two things going on here, '06, okay, has the digital impact and InsightAmerica in it. You have the impact of acquisitions. Of if the SAP of 1.6. And the other part the is the first quarter of '06, the first quarter of '07 has a higher comp accrual then the first quarter of '06 did. So we're looking very good right now compared to where we were last year so that incentive compensation accrual is higher in the first quarter then it was last year which is a good thing.

Fred Searby - *JP Morgan - Analyst*

If I could sneak one more in. The SAP deal sounds exciting, Charles, just to play devil's advocate, however, these deals in the past probably didn't quite fulfill expectations. I'm wondering how you structured this one differently?

Charles Morgan - *Acxiom - Chairman, CEO*

Well, the main thing that we've done in the last few years is we've looked at our, you know, the strategy of how we grow our business is -- We knew we had new and better and more efficient distribution strategies and the concept and a whole lot of little partner that is didn't have, you know, a big opportunity to help us, and we didn't have a real plan that would allow us to totally align our interests with their interests. It is, we really reset our whole concept there and EMC was, you know, phase one of that. I'll just, you know, tell you a little bit about the SAP thing. SAP thing, we had conversations, we had conversations with Oracle and we had a conversation with SAP.

Both of those enterprises feel like content is very important to their future and to their success successful delivery of product. Only in the last few years has technology and the development of service-oriented architectures and ultimately, you negotiation grid computing, given us an effective way to integrate into an SAP solution. We now have technology that lets us integrate into SAP solutions. We also have a customer our part her who's thirsty for our content. I was on the stage with the CEO of SAP America about a week ago in Denver. In front of their 1500 strong sales for in North America.

And we did about a 25-minute, you negotiation pitch and discussion about what we're trying to do together. We then had a breakout with all of the CRM sales leaders and a breakout room and literally the room was overflowing. And there is a great amount of excitement. Though need our technology and know-how and we have good technological ways to integrate them. We're going to pay their sales guys for distributing our content. We're getting 1500 sales guys on street for us. And our content dramatically enhances their CRM application suite.

Fred Searby - *JP Morgan - Analyst*

Thank you very much, guys. Good quarter.

Charles Morgan - *Acxiom - Chairman, CEO*

Thanks, Chris.

OPERATOR

Next from JP Morgan securities, .

Fred Searby - *JP Morgan - Analyst*

Hey, guys, how you doing? Let me just I'll jump back around. Looking at the segment break down U.S. services or end data versus international services and day taxes could you give us an internal growth for each of those? Adjusting for the acquisitions and also, divest clour of operations.

Frank Cotroneo - *Acxiom - CFO*

Could you repeat the question again? I didn't hear all of it I don't like it a little bit.

Fred Searby - *JP Morgan - Analyst*

Trying to get a internal growth figures for U.S. and international, so adjusting for acquisitions and divested operations.

Frank Cotroneo - *Acxiom - CFO*

Okay. We reported in the first quarter, organic growth of about 5.8% on the U.S. business. And that's consistent with where we see this in next quarter going and would help us roadmap. So we're looking at those numbers basically. Approximately 5 to 6%. Internal without acquisitions.

Fred Searby - *JP Morgan - Analyst*

Okay. And adjusting also for the divested operation?

Frank Cotroneo - *Acxiom - CFO*

Correct.

Fred Searby - *JP Morgan - Analyst*

And for the international?

Frank Cotroneo - *Acxiom - CFO*

International we're looking at slightly lower then that for this year. 1%. Flat to 1% to 2%.

Fred Searby - *JP Morgan - Analyst*

Okay. Great. And then, in the guidance for the topline for international that's obviously etched down a little bit. Is there a particular thing that's driving that? Just trying to get a sense on why that piece has come down? That's the only thing that changed down it looks like.

Frank Cotroneo - *Acxiom - CFO*

The only thing that should have changed on the roadmap was the free cash flow numbers, a number you're looking at se international revenue of 180 to 190 it used to say 185 to 195. That was a mistake. Go back to 185 to 195.

Fred Searby - *JP Morgan - Analyst*

That's good to know. Then also -- What? Out of all those figures, it's impossible.

Charles Morgan - *Acxiom - Chairman, CEO*

I can't believe it! You're fired!

Fred Searby - *JP Morgan - Analyst*

And then, lastly and I'll jump off, here, you know you talked about -- I was wondering if you could give us a hard metric of the benefit you're getting even a sorts of number -- Particularly with the old PI and InsightAmerica?

Charles Morgan - *Acxiom - Chairman, CEO*

Really, the best evidence of that is the quarter-over-quarter growth rate we're seeing in our digital and our risk businesses. Those mid-to-upper teens quarter-over-quarter growth rates are really a direct result of us creating the cross-selling processes that allow those products and services of those new businesses to be sold into our large client base. And so we're very pleased with that. You know, cross selling products and services in any company is a challenging proposition. And we're make great, great progress and much of the growth from our digital business and our risk businesses --

---

Frank Cotroneo - *Acxiom - CFO*

Most of the growth.

Charles Morgan - *Acxiom - Chairman, CEO*

Is coming, yeah, exactly, most of the growth is coming from placing their products and services into our large clients.

Fred Searby - *JP Morgan - Analyst*

Okay. Maybe to spin it back a different way. Before I think you were talking about those companies year-over-year growing like 30ish% or so. What sort of a -- Is that rate essentially continued or is this -- Is that 17 sort of gross ban adjusted down from those for some reason?

Frank Cotroneo - *Acxiom - CFO*

I think that we'll see a growth acceleration of our risk business over time. the opportunity we have across all of the industries we focus on four our risk products incredible. We're creating and enabling new products in that regard right now -- Our digital business will grow beautifully but it may not grow quite as fast over time as our risk business does.

Charles Morgan - *Acxiom - Chairman, CEO*

By the way, I wanted to make one one other comment. There was a bet that -- Actually one of you guys bet me that I haven't seen it -- That Acxiom's I.D. theft solution into an IPI premiere integrating some of our risk product into their products suite and, again, it is all about the concept of distribution finding strong distribution partners like Personicx OSAP and EMC. And that's a key part of that long-term company negligent of strategy.

Lee Hodges - *Acxiom - COO*

About two week ago, we posted an investor presentation on our Website. And on page 11 of that presentation, you can see four lines of business and the expected growth rates between end of year 6 and end of year 2010. In particular risk mitigation services expected to have a compound annual growth rate of 23%. That's what's currently on the roadmap.

Fred Searby - *JP Morgan - Analyst*

Okay. Excellent. Thanks, guys.

Lee Hodges - *Acxiom - COO*

Your welcome.

OPERATOR

Tim Nollen from Bear Stearns.

Tim Nollen - *Bear Stearns - Analyst*

Hi, I have a couple questions on the cost side. Please. Your cost management looks like it is been very good recently. I'm wondering with computer costs down, I understand it's the function of the grid and more effective management of the costs. Isn't there a point if you're going to be getting into much more management and other types of service that is your cost of computer costs might be heading upward, and then, also, on the data line you've done a good job on the data cost controls but in past periods you've had data cost rise, at least, in line with revenues on the data side so I'm wondering when those might be heading up?

Charles Morgan - *Acxiom - Chairman, CEO*

While everybody is looking around I'll say our IT cost will continue to hit that and you can absolutely take that to the bank. We have nowhere near fully exploited the potential of a grid computing. So, we still have, you know, the opportunity to expand. Not an interesting amount of our margin expansion will continue to come from IT costs.

Frank Cotroneo - *Acxiom - CFO*

Right, we've also committed during some of our most recent discussions internally and investors we're putting half a percentage point improvement in that stay statistic over the roadmap period as our minimum acceptable level of improvement so half a percentage point improvement a year on computer expense at a percentage of revenue is something you can build into your model.

Charles Morgan - *Acxiom - Chairman, CEO*

From a data cost standpoint, I think the key metric there, Tim, is data cost as a percentage of data revenue and that will absolutely improve Over time as well. But that will be driven largely by what we believe will be an accelerated topline impact.

Tim Nollen - *Bear Stearns - Analyst*

So we can expect similar reductions in the percentage of revenues on those costs going forward?

Charles Morgan - *Acxiom - Chairman, CEO*

Yes

Tim Nollen - *Bear Stearns - Analyst*

That you had recently? Can I ask you one other very macroquestion? With some of the more recent concerns about consumer and Do you know, possible economic slow down, can you say if you've had any sort of indications on that one way or the other in terms of customer spend something.

Charles Morgan - *Acxiom - Chairman, CEO*

Not right now. Fortunately, some of our largest customers are reporting record profits right now so that's good for us. You know, I think our pipeline is outstanding right now and I was just as a financial services that we have a meeting with the financial services either on phone or in the person, about 455 of nome today and they have just got a huge number of exciting things going on. So not right now. And I'm sure you know, if economy slows oh toe economy slows down we'll see some but I'm not saying yes -- . Are you?

Lee Hodges - *Acxiom - COO*

Not at all.

Tim Nollen - *Bear Stearns - Analyst*

No. Thanks a lot.

OPERATOR

From Todd [inaudible].

Todd Van Fleet - *First Analysis - Analyst*

Good afternoon. Just I missed a couple of metrics, perhaps I don't know if you provided them this quarter. The new business that was landed during the quarter and then the committed pipeline renewal activity are you going to provide those still or is there a reason you decided not to provide them?

Charles Morgan - *Acxiom - Chairman, CEO*

We just did not include those in our press releases as we have before, Todd. Do you know, our pipeline as Charles just mentioned is strong. In fact, Do you know, in the past we've used as our measure, we have a 14-step tracking process across all deals large or small and when you reach a certain stage in the process, basically, we're Acxiom has been selected tasks winner, but, yet, we haven't yet gone to contract is what we basically have published in the past as what is in our pipeline and that number right now is $74 million of annual contract value. And that number is as high as it is been for the last year. And, so, that basally bodes well for the growth rates we expect to see on the topline in Fiscal Year '07.

Todd Van Fleet - *First Analysis - Analyst*

Anything along the new business line, Lee? Any metrics?

Lee Hodges - *Acxiom - COO*

I apologize. I don't have my hands on that number right now, Todd. We'll get it to you.

Todd Van Fleet - *First Analysis - Analyst*

Just a you couple quick ones, Frank, I think you said you accrued more bonus expense this quarter versus last year. Could you give us an idea what that amount was this year?

Frank Cotroneo - *Acxiom - CFO*

We anticipate achieving our roadmap targets and we have an internal target for compensation level and we accrued up to the level that we achieved that target. So the dollar values, I think, at this point are -- I'm not sure tonight share those numbers.

Todd Van Fleet - *First Analysis - Analyst*

So just to interpret those comments the roadmap cites anywhere from 15 to 25 million so is it fair to say the accrual in Q1 was enough to get you to a $15 million kind of run-rate?

Frank Cotroneo - *Acxiom - CFO*

No. What I'm saying is we've got an internal compensation goal and we on path to achieve that at 100% payout and we've crewed the appropriate level for the first quarter up to that level. So there's nothing on the roadmap that could refute to figure out what the compensation level is.

Todd Van Fleet - *First Analysis - Analyst*

Okay.

Frank Cotroneo - *Acxiom - CFO*

And the compensations are -- Our incentive compensation is built into the earnings number so if we hit our earnings number we'll all get paid F we don't we'll not get paid so it won't affect the outcome of the roadmap.

Todd Van Fleet - *First Analysis - Analyst*

Okay. And then --

Frank Cotroneo - *Acxiom - CFO*

A good way to structure it by the way.

Todd Van Fleet - *First Analysis - Analyst*

And then the tax rate for 2007 was I correct in hearing it will be about 39% you estimate at this stage?

Frank Cotroneo - *Acxiom - CFO*

39% is what we're using for this year. Again, there's a R&E tax credit Congress is hopefully going to address at the upcoming session when they come back from summer break. We're hoping they pass it and we're hoping if they do what they usually do which is pass it and make it retroactive hopefully there will be a benefit accrued to us and we'll book it when they update the law. Up until then we're running with a 39% rate.

Todd Van Fleet - *First Analysis - Analyst*

Okay. Thanks very much.

Frank Cotroneo - *Acxiom - CFO*

Yes.

OPERATOR

Ben Stroller with HS Capital.

Ben Stroller - *HS Capital - Analyst*

Hi, guys, how are you?

Charles Morgan - *Acxiom - Chairman, CEO*

Good.

Ben Stroller - *HS Capital - Analyst*

Hey, guys.

Frank Cotroneo - *Acxiom - CFO*

Hey.

Ben Stroller - *HS Capital - Analyst*

By the story before about BKF were you implying you expect the stock to go down to $4 if we vote you out?

Charles Morgan - *Acxiom - Chairman, CEO*

[Laughter] No, there's risk and any time you have, you know, any kind of change like that Do you just put, risk in a more in the business. And that's what I'm suggesting.

Ben Stroller - *HS Capital - Analyst*

Okay. Along that same vein -- Thanks for that clarification. That was pretty scare have.

Charles Morgan - *Acxiom - Chairman, CEO*

Listen if I thought it was going down to $4, I'd probably jump out the window up here.

Ben Stroller - *HS Capital - Analyst*

Right. And furthermore, in terms of if you do lose the proxy contest, will you step down and aside and let Jeff put his plan in place or will you actively fight it?

Charles Morgan - *Acxiom - Chairman, CEO*

What plan is that?

Ben Stroller - *HS Capital - Analyst*

Well -- [Laughter] I think you referred to it before. That 8-point bullets on the Website.

Charles Morgan - *Acxiom - Chairman, CEO*

You know, I just don't know how he's going to consolidate data centers and start offshoring workforce. That's what I'm saying, that's a disruption and the risk of -- You know, I've had actually had that they'd and the other day as we talked a little bit about this. You know, several account teams says there's no way we can, you know, offshore our, you negotiating technical support staff, not only under the contract, but one client, we have to have every associate whose working on that account clear.

Their weekly work has to be -- They have to know every person who works on, you know, this client's processes in a week, and we can only use clear associates and we're not allowed to, you know, take any of their data to any other locations without their permission. And it would make it very difficult for us to have, you negotiation some of these and actually of these jobs taken offshore so just saying, it's an impractical, you know, concept and the data center consolidation, clearly it doesn't any money at all.

Frank Cotroneo - *Acxiom - CFO*

As a matter of fact, the cost -- By the way Dave said consolidation, I didn't say that in my comment but which looked at all the data centers consolidation beyond what we've done would be a net of diluted transactions.

Ben Stroller - *HS Capital - Analyst*

Okay. As a shareholders, I've not had the opportunity to speak to you before this call or a venue to. When I looked to vote my proxy, is it fair to say that if I vote for ValueAct that you will step down and move aside? Which is something I haven't made my mind up whether it's good or bad but ask that what happens if Jeff Ubben's board nominees get put on the board?

Charles Morgan - *Acxiom - Chairman, CEO*

You know, my understanding is he wants me to leave the business. So that's what his stated goal has been. I'm still a big shareholders. The concept of me walking out of this business the day after proxy vote if we lose I don't think would be in the best interest of the company.

Ben Stroller - *HS Capital - Analyst*

Right. So it is feasible we would have Jeff and yourself still on the Board or they can make room for you on the board if we vote him on to the board.

Charles Morgan - *Acxiom - Chairman, CEO*

We can go to war in the bordroom.

Ben Stroller - *HS Capital - Analyst*

And the last but not least and, you know, some poor analyst spent countless nights putting that tangled web they have on their Website.

Charles Morgan - *Acxiom - Chairman, CEO*

I'm sure you've seen night spent very little time looking at it but I'll do the best I can answer any questions.

Ben Stroller - *HS Capital - Analyst*

Right. I mean it is fairly damning for a shareholders who doesn't have the resources to go through and validate those. Will you have -- Will you give us or can you address those webs and untangle it will web for us at some point before the proxy?

Charles Morgan - *Acxiom - Chairman, CEO*

We've been able -- I'm very willing to, you know, sit down and discuss with any shareholders any aspect of of that and that's one of the reasons that we've been been asking the shareholders to come here and we're going out to see shareholders to give people an opportunity to understand that. I'm not clear what the concept of the tangled web is. Then the fact that I puts all my

children in there and -- I've been head of this company for 35 years and had a lot of intersections with this business. Neither one of my children work for this company, even. And so I mean, a lot of this stuff is -- I'm not even sure what it means.

Ben Stroller - *HS Capital - Analyst*

I think it is made to address that, that you almost have a -- That everyone's dipping into the pockets. I don't know if it is true or not because no one has addressed it.

Charles Morgan - *Acxiom - Chairman, CEO*

That's obvious what their trying to indicate. But it is, you know, it is not true. And I'll be glad to answer any questions you have about it. You want okay come down I'll spend days with you if you want to.

Ben Stroller - *HS Capital - Analyst*

I'll probably take you up on that. Good luck and we'll talk closer to the date.

Charles Morgan - *Acxiom - Chairman, CEO*

Look forward night thank you.

Frank Cotroneo - *Acxiom - CFO*

Operator we're We're prepared Ford one more question.

OPERATOR

Our last question from . Jerome Land with Milbert Capital.

Jerome Land - *Milbert Capital - Analyst*

Mine have been answered, actually, thank you.

Charles Morgan - *Acxiom - Chairman, CEO*

All right. Perfect.

Frank Cotroneo - *Acxiom - CFO*

One more question then.

OPERATOR

That's actually all the questions we have in the queue at this time.

Charles Morgan - *Acxiom - Chairman, CEO*

Excellent.

Frank Cotroneo - *Acxiom - CFO*

Thank you everyone for joining us, we look forward to seeing you at our investor day on August 16th at the Grand Hyatt hotel in New York City. It begins around noon. Operator, thank you very much.

OPERATOR

Ladies and gentlemen, that concludes our conference call today and we thank you for your participation, have a gate day. You may now disconnect. [Whereupon this conference call was concluded at 6:48 Eastern Standard Time]

In connection with its 2006 annual meeting of stockholders, Acxiom Corporation will file a notice of annual meeting and proxy statement with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF ACXIOM ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and proxy statement and other documents when they become available by contacting investor relations at investor.relations@acxiom.com, or by mail at Acxiom Corporation Investor Relations, 1 Information Way, Little Rock, Arkansas, 72202, or by telephone at 1-501-342-3545. In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's website at www.sec.gov.

Acxiom Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acxiom in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors will be included in Acxiom's notice of annual meeting and proxy statement for its 2006 annual meeting. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Acxiom as described above.